Exhibit 12.2
Union Electric Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2006	2005
Net income from continuing operations	$309,010	$351,770
Less- Income from equity investee	46,663	6,463
Add- Taxes based on income	160,574	193,156

Net income before income taxes and income from equity investee	422,921	538,463

Add- fixed charges:
Interest on long term debt	110,828	120,899
Estimated interest cost within rental expense	1,970	2,528
Amortization of net debt premium, discount, and expenses	4,100	5,278
Total fixed charges	116,898	128,705

Earnings available for fixed charges	539,819	667,168

Ratio of earnings to fixed charges	4.61	5.18

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	4,456	5,941
Adjustment to pre-tax basis	2,316	2,896
	6,772	8,837

Combined fixed charges and preferred stock dividend requirements	$123,670	$137,542

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.36	4.85